Index supplement to the prospectus dated April 8, 2020, the prospectus supplement dated April 8, 2020, the product supplement no. 3-II dated November 4, 2020 and the underlying supplement no. 4-II dated November 4, 2020.

Registration Statement
Nos. 333-236659 and 333-236659-01
Dated July 7, 2022
Rule 424(b)(3)

JULY 2022

J.P. Morgan Mojave Index

J.P.Morgan

Hypothetical and Actual Historical Monthly and Annual Returns

☐ Backtested using proxies ☐ Backtested ☐ Actual

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Year
2004						0.44%	0.10%	1.47%	2.19%	1.06%	2.33%	1.56%	9.50%
2005	0.25%	1.14%	-1.51%	1.05%	1.77%	1.32%	-0.44%	1.64%	-0.45%	-3.42%	0.45%	0.45%	2.14%
2006	1.90%	-1.27%	-0.13%	0.03%	-2.20%	-0.37%	-0.41%	0.25%	0.63%	1.35%	1.81%	-0.87%	0.63%
2007	0.91%	-0.65%	-0.30%	1.10%	0.72%	-1.97%	-1.38%	0.65%	1.91%	1.09%	1.14%	0.09%	3.29%
2008	-1.68%	-0.18%	-0.12%	0.95%	0.31%	-1.27%	-2.50%	0.21%	-4.86%	-1.30%	3.12%	2.51%	-4.96%
2009	-2.18%	-1.92%	1.42%	0.45%	2.14%	1.53%	2.58%	0.44%	2.16%	-0.86%	2.49%	0.63%	9.07%
2010	-1.24%	1.24%	2.13%	0.68%	-2.70%	2.40%	1.87%	2.40%	1.51%	0.72%	-0.70%	-0.31%	8.16%
2011	-0.02%	1.17%	0.76%	2.19%	-0.01%	-0.90%	2.54%	0.53%	0.11%	1.46%	-0.55%	1.69%	9.26%
2012	0.77%	1.76%	0.95%	1.45%	-1.82%	1.46%	2.33%	0.38%	0.65%	-0.92%	0.75%	-0.44%	7.47%
2013	1.45%	1.09%	2.36%	1.90%	-2.00%	-1.53%	0.34%	-1.52%	1.41%	2.02%	1.02%	1.07%	7.74%
2014	-0.54%	2.63%	-0.84%	0.38%	2.64%	0.92%	-0.81%	3.04%	-1.54%	1.32%	2.00%	0.21%	9.70%
2015	2.93%	0.08%	-0.41%	-0.84%	-0.20%	-1.47%	1.18%	-3.49%	-0.06%	1.48%	-0.02%	-0.16%	-1.11%
2016	0.26%	0.45%	1.88%	0.01%	0.76%	3.30%	1.51%	-0.37%	-0.54%	-2.00%	-2.71%	0.35%	2.77%
2017	0.72%	1.93%	1.08%	1.78%	2.68%	0.16%	1.33%	1.15%	0.91%	2.74%	1.48%	0.40%	17.61%
2018	3.29%	-3.06%	-0.71%	-0.44%	0.54%	-0.31%	0.17%	2.18%	-0.47%	-4.86%	0.17%	-0.77%	-4.43%
2019	1.80%	0.27%	1.69%	0.51%	0.52%	3.85%	-0.09%	3.34%	-1.52%	0.05%	0.28%	0.32%	11.45%
2020	2.68%	-1.93%	-2.68%	0.33%	0.24%	0.23%	0.75%	0.13%	-0.37%	-1.15%	3.89%	1.31%	3.28%
2021	-0.73%	-1.48%	0.13%	1.12%	0.17%	0.70%	0.86%	0.91%	-1.93%	1.21%	-0.55%	0.09%	0.46%
2022	-2.73%	-0.64%	-1.65%	-2.55%	0.69%	-2.89%							-9.43%

Please refer to the "Selected Risks" and "Disclaimer" on the following page.

Historical performance measures for the J.P. Morgan Mojave Index (the "Index") represent hypothetical backtested performance using alternative performance for some constituents of the Index (the "Constituents") from June 2, 2004 through September 1, 2015, hypothetical backtested performance using the actual performance of each Constituent from September 2, 2015 through January 24, 2020, and actual performance from January 27, 2020 through June 30, 2022. Please see "Use of hypothetical backtested returns" and "Use of alternative performance" at the end of this presentation for additional information related to backtesting and the use of alternative performance.

Except as noted above and in the sections entitled "Use of alternative performance" and "Use of hypothetical backtested returns" at the end of this document, the hypothetical monthly and annual returns set forth above were determined using the methodology currently used to calculate the Index. PAST PERFORMANCE AND BACKTESTED PERFORMANCE ARE NOT INDICATIVE OF FUTURE RESULTS.

Investing in the notes linked to the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the accompanying product supplement, underlying supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

JULY 2022 | J.P. Morgan Mojave Index Selected Risks Risk relating to the Index  Our affiliate, J . P . Morgan Securities LLC (“JPMS”), is the Index Sponsor for the Index and the Bond Constituent, and may adjust the Index and the Bond Constituent in ways that affects their level . The policies and judgments for which JPMS is responsible could have an impact, positive or negative, on the level of the Index and the Bond Constituent and the value of your investment . JPMS is under no obligation to consider your interest as an investor with returns linked to the Index .  The level of the Index is calculated on an excess return basis (net of a notional financing cost) and reflects the daily deduction of a fee of 0 . 50 % per annum .  The Index may not be successful, may not outperform any alternative strategy and may not approximate its target volatility of 5%. Likewise, the Equity Constituent may not be successful; and the Bond Constituent may not be successful, may not outperform any alternative strategy and may not maintain volatility below its historical volatility threshold of 5%.  The investment strategy used to construct the Index involves daily adjustments to the exposures to the Constituents, which may adversely impact performance.  The exposure of the Index to the Bond Constituent may be greater, perhaps significantly greater, than its exposure to the Equity Constituent.  The Index will be partially uninvested when every unlevered long - only portfolio of the Constituents whose weights sum to 100% have volatility above the target volatility. Any uninvested portion will earn no return.  Changes in the values of the Constituents may offset each other.  There are risks associated with correlation between the Constituents. If the performances of the Constituents become highly correlated during periods of negative performance, Index performance may be adversely impacted.  Each Constituent composing the Index may be replaced by a substitute constituent upon the occurrence of certain extraordinary events.  The securities of our parent company, JPMorgan Chase & Co., may be held by the Equity Constituent and are held by several of the ETFs included in the Bond Constituent. Other key risks  The Index was established on January 27, 2020 and the Bond Constituent was established on July 13, 2017, and each has a limited operating history.  The Index comprises notional assets and liabilities. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest.  The Index should not be compared to any other index or strategy sponsored by any of our affiliates and cannot necessarily be considered a revised, enhanced or modified version of any other J.P. Morgan index.  There are risks associated with the Constituents’ momentum - based investment strategy. If market conditions do not represent a continuation of prior observed trends, Index performance may be adversely impacted.  The performance of an ETF, particularly during periods of market volatility, may not correlate with the performance of its reference index.  The notional financing cost will depend on SOFR — SOFR has a limited history and its future performance cannot be predicted based on historical performance. SOFR may be more volatile than other benchmark or market interest rates.  The Index is subject to significant risks associated with fixed - income securities (including interest rate - related risks and credit risk), high - yield and investment - grade fixed - income securities (including credit risk), floating rate notes, mortgage - backed securities, preferred stock, hybrid securities, U . S . treasury inflation - protected securities and non - U . S . securities markets, including emerging markets .  Investments linked to the index may be subject to the credit risk of JPMorgan Chase Bank, N . A . The risks identified above are not exhaustive . You should also review carefully the related “Risk Factors” section in the prospectus supplement and the relevant product supplement and underlying supplement and the “Selected Risk Considerations” in the relevant pricing supplement . Disclaimer Important Information The information contained in this document is for discussion purposes only . Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved . All information herein is subject to change without notice, however, J . P . Morgan undertakes no duty to update this information . In the event of any inconsistency between the information presented herein and any offering documents, the offering documents shall govern . Use of hypothetical backtested returns Any backtested historical performance information included herein is hypothetical . The constituents and proxy constituents may not have traded together in the manner shown in the hypothetical backtest of the Index included herein, and no representation is being made that the Index will achieve similar performance . There are frequently significant differences between hypothetical backtested performance and actual subsequent performance . The use of alternative “proxy” information may create additional differences between hypothetical backtested and actual performance and allocations . The results obtained from backtesting information should not be considered indicative of the actual results that might be obtained from an investment or participation in a financial instrument or transaction referencing the Index . J . P . Morgan provides no assurance or guarantee that investments linked to the Index will operate or would have operated in the past in a manner consistent with these materials . The hypothetical historical levels presented herein have not been verified by an independent third party, and such hypothetical historical levels have inherent limitations . Alternative simulations, techniques, modeling or assumptions might produce significantly different results and prove to be more appropriate . Actual results will vary, perhaps materially, from the hypothetical backtested returns and allocations presented in this document . Each Constituent is subject to a notional financing cost calculated based on the overnight SOFR rate plus fixed spreads . Prior to January 3 , 2022 , the notional financing cost was calculated based on 2 M and 3 M USD LIBOR rates . HISTORICAL AND BACKTESTED PERFORMANCE AND ALLOCATIONS ARE NOT INDICATIVE OF FUTURE RESULTS . Use of alternative performance The information provided herein uses “backtesting” and considers other hypothetical circumstances to estimate how the Index may have performed and how Portfolio Constituents may have been allocated prior to the actual existence of the Index . For the Equity Constituent, prior to 9 / 2 / 15 (the first date on which it satisfied a minimum liquidity standard), in lieu of actual performance, the backtesting uses alternative “proxy” performance derived from the associated reference index, after deduction of a 0 . 15 % p . a . hypothetical fund fee equal to its expense ratio as of the Index’s inception date . Additionally, the Bond Constituent’s hypothetical backtested performance prior to 6 / 25 / 14 relies on alternative “proxy” performance information for some of its underlying exchange - traded funds (“ETFs”), identified (along with their tickers) on p . 5 . Prior to each such underlying ETFs’ launch and satisfaction of a minimum liquidity standard, the backtesting uses (in lieu of actual ETF performance) alternative performance derived from a related index (for each of the U . S . Treasury bond ETFs, the reference index tracked by that ETF at the inception of that ETF and, for each of the remaining relevant ETFs, the reference index tracked by that ETF as of the Bond Constituent’s live date), after deduction of hypothetical fund expenses (in each case, as specified in the accompanying parenthetical) equal to that ETF’s expense ratio as of the Bond Constituent’s inception date, as follows : the Barclays U . S . 7 - 10 Year Treasury Bond Index was used as a proxy for IEF through 4 / 23 / 04 ( - 0 . 15 % p . a . ) ; the Barclays U . S . 20 + Year Treasury Bond Index was used as a proxy for TLT through 4 / 16 / 04 ( - 0 . 15 % p . a . ) ; th e Bloomberg Barclays US 1 - 3 Year Credit Bond Index was used as a proxy for IGSB through 1 / 13 / 09 ( - 0 . 2 % p . a . ) ; th e Bloomberg Barclays US Intermediate Credit Bond Index was used as a proxy for IGIB through 4 / 6 / 09 ( - 0 . 2 % p . a . ) ; th e Bloomberg Barclays US Long Credit Bond Index was used as a proxy for IGLBthrough 6 / 25 / 14 ( - 0 . 2 % p . a . ) ; th e Bloomberg Barclays US Mortgage Bac k e d Securities (MBS) Index was used as a proxy for MBB through 9 / 11 / 08 ( - 0 . 29 % p . a . ) ; th e Bloomberg Barclays US Treasury Inflation Protected Securities (TIPS) Index (Series - L ) was used as a proxy for TIP through 5 / 27 / 04 ( - 0 . 2 % p . a . ) ; th e J . P . Morgan EMBISM Global Core Index was used as a proxy for EMB through 11 / 17 / 09 ( - 0 . 4 % p . a . ) ; th e Markit iBoxx® USD Liquid High Yield Index was used as a proxy for HYG through 5 / 23 / 08 ( - 0 . 5 % p . a . ) ; th e Bloomberg Barclays US Floating Rate Note < 5 Years Index was used as a proxy for FLOT through 1 / 15 / 13 ( - 0 . 2 % p . a . ) ; and th e S&P U . S . Preferred Stock Index was used as a proxy for PFF through 10 / 20 / 08 ( - 0 . 47 % p . a . ) . Investment suitability must be determined individually for each investor, and investments linked to the Index may not be suitable for all investors . This material is not a product of J . P . Morgan Research Departments . Copyright © 2022 JPMorgan Chase & Co . All rights reserved . For additional regulatory disclosures, please consult : www . jpmorgan . com/disclosures . Information contained on this website is not incorporated by reference in, and should not be considered part of, this document . This monthly update document replaces and supersedes all prior written materials of this type previously provided with respect to the Index .